UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Result of AGM dated 23 April, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 23, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: April 23, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

BARCLAYS PLC

 2
3
 April 200
9

Barclays PLC Annual General Meeting A poll was held on each of the resolutions proposed at the Annual General Meeting on 23rd April 2009. The results of the polls are:
Resolutions		For	%	Against	%	Withheld
1	To receive the Directors' and Auditors' Reports and the audited Accounts for the year ended 31st December 2008.	4,565,801,502	99.69	14,114,592	0.31	17,764,502
2	To approve the Directors' Remuneration Report for the year ended 31st December 2008 .	4,307,489,337	95.06	223,746,401	4.94	66,444,625
3	That Simon Fraser be re-elected as a Director of the Company.	4,563,191,137	99.69	14,322,031	0.31	20,165,961
4	That Marcus Agius be re-elected a Director of the Company.	3,813,044,826	83.71	742,249,918	16.29	42,388,422
5	That David Booth be re-elected a Director of the Company.	4,560,635,754	99.64	16,607,085	0.36	20,435,296
6	That Sir Richard Broadbent be re-elected a Director of the Company.	4,514,989,509	98.63	62,843,295	1.37	19,596,075
7	That Richard Leigh Clifford be re-elected a Director of the Company.	4,435,293,735	96.91	141,646,661	3.09	20,738,507
8	That Fulvio Conti be re-elected a Director of the Company.	4,558,050,347	99.59	18,715,938	0.41	20,913,516
9	That Robert E Diamond Jr be re-elected a Director of the Company.	4,468,175,865	98.31	76,866,810	1.69	52,640,319
10	That Sir Andrew Likierman be re-elected a Director of the Company.	4,558,246,845	99.59	18,695,863	0.41	20,739,316
11	That Christopher Lucas be re-elected a Director of the Company.	4,501,148,815	98.38	74,140,718	1.62	22,389,380
12	That Sir Michael Rake be re-elected a Director of the Company.	4,559,026,336	99.61	17,914,945	0.39	20,737,130
13	That Stephen Russell be re-elected a Director of the Company.	4,432,036,858	96.84	144,669,733	3.16	20,972,056
14	That Frederik Seegers be re-elected a Director of the Company.	4,499,653,413	98.36	75,016,456	1.64	23,014,081
15	That Sir John Sunderland be re-elected a Director of the Company.	4,556,961,685	99.58	19,309,784	0.42	21,408,765
16	That John Varley be re-elected a Director of the Company.	4,500,770,926	98.36	74,883,733	1.64	22,028,544
17	That Patience Wheatcroft be re-elected a Director of the Company.	4,560,551,382	99.63	16,718,589	0.37	20,405,366
18	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company.	4,499,796,017	99.66	15,328,773	0.34	82,552,737
19	To authorise the Directors to set the remuneration of the Auditors.	4,556,751,944	99.82	8,118,859	0.18	32,807,378
20	To authorise Barclays and its subsidiaries to make EU political donations.	4,458,512,982	97.50	114,343,453	2.50	24,822,186
21	To authorise the increase in authorised ordinary share capital.	4,491,288,037	97.87	97,526,111	2.13	8,865,481
22	To renew the authority given to the Directors to allot securities.	4,446,869,354	97.18	129,214,592	2.82	21,596,123
23	To renew the authority given to the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.	4,490,045,985	98.14	84,981,914	1.86	22,652,093
24	To renew the Company's authority to purchase its own shares.	4,570,097,444	99.82	8,047,635	0.18	19,537,970
25	To authorise the Directors to call general meetings (other than an Annual General Meeting) on not less than 14 clear days' notice.	4,497,377,054	97.96	93,655,924	2.04	6,677,248

Professor Dame Sandra Dawson and Sir Nigel Rudd retired at the 2009 Barclays PLC Annual General Meeting and did not seek re-election. Professor Dame Sandra Dawson and Sir Nigel Rudd therefore resigned from the Board at the conclusion of the meeting.

On 23rd April 2009 there were 8,388,423,494 ordinary shares in issue and 1,033 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.  Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

 For further information please contact

ANALYSTS AND INVESTORS
Stephen Jones

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Neil Temple

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7116 2928

MEDIA
Alistair Smith

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